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SEC FILE NUMBER
000-19031

CUSIP NUMBER
637269101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
National Quality Care, Inc.

Full Name of Registrant

Former Name if Applicable
9454 Wilshire Blvd., Penthouse 6

Address of Principal Executive Office (Street and Number)
Beverly Hills, CA 90212

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 on a timely basis because of unexpected conflicting travel schedules that have prevented the members of the Audit Committee from meeting to discuss the financial statements contained therein. This delay could not be avoided without unreasonable effort and expense. The Registrant currently anticipates filing the Form 10-QSB within 5 days after the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert Snukal	310	860-9936
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The unaudited draft financial information included in this Part IV has not been finalized and is subject to change. As such, readers are cautioned not to place undue reliance on this financial information.

On May 31, 2006, Los Angeles Community Dialysis, Inc. (LACD) completed the sale of substantially all of its assets used in the chronic care dialysis clinic. On June 15, 2006, LACD completed the sale of the acute care dialysis unit. As a result, the Company accounted for the business of LACD as a discontinued operation for all periods presented in accordance with SFAS No. 144.

Selling, general and administrative expenses during the three months ended March 31, 2007 increased 95% to $632,087 from $323,558 during the three months ended March 31, 2006. This increase was primarily the result of an increase in accounting fees of approximately $54,000, and an increase in legal fees of approximately $258,000. Accounting fees increased due primarily to increased usage of consultants to meet the accounting needs and filing requirements of the Company. Legal fees increased due primarily to the arbitration with Xcorporeal and increased needs in connection with financing and reporting activities.

The Company did not incur any research and development expenses during the three months ended March 31, 2007, but incurred $319,630 of research and development expenses during the three months ended March 31, 2006. Pending resolution of the arbitration with Xcorporeal, Peizer and Gura, we have elected to suspend our research and development efforts with respect to the wearable artificial kidney and have no active business operations. However, we believe we will ultimately prevail on the merits of the arbitration and are continuing to prosecute our patents and are taking other steps to perfect our intellectual property rights.

During the three months ended March 31, 2006, the Company recognized a loss from change in the derivative liability of $1,009,441.

National Quality Care, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2007	By	/s/ Robert Snukal

Robert Snukal, Chief Executive Officer
and President

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